July 3, 2018

By Electronic Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Dorrie Yale

Re:	Constellation Pharmaceuticals, Inc.

Registration Statement on Form S-1

Filed June 22, 2018

File No. 333-225822

Ladies and Gentlemen:

On behalf of Constellation Pharmaceuticals, Inc. (the “Company”), we are responding to comments contained in a letter, dated June 29, 2018 (the “Letter”), from the Staff (the “Staff”) of the Office of Healthcare & Insurance of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) to Jigar Raythatha, the Company’s President and Chief Executive Officer, relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”). In response to the Staff’s comments, the Company intends to revise the disclosure in the Registration Statement where appropriate and to file an amendment to the Registration Statement on Form S-1 (“Amendment No. 1”) on July 9, 2018.

The responses contained herein are based on information provided to us by representatives of the Company. The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter.

Registration Statement on Form S-1

Prospectus summary, page 1

1.	Please further revise your disclosure to discuss all treatment-related serious adverse events seen in the three CPI-0610 trials, and not just the ones that were most frequently observed.

Response: In response to the Staff’s comment, the Company will revise its disclosure on pages 3 and 113-114 of the Registration Statement. The revised disclosure that the Company intends to include in Amendment No. 1 in response to the Staff’s comment is set forth in Exhibit A hereto, with underlined text to show disclosure to be added and strikethroughs to show disclosure to be removed.

Securities and Exchange Commission

Division of Corporation Finance

July 3, 2018

Risk Factors

Risks related to our intellectual property, page 31

2.

We refer to your revised disclosure that you are aware of prior art that may invalidate certain claims of one of your patents covering CPI-1205. Please expand your disclosure in the Business section and other sections as appropriate to discuss this issue, the type of protection covered by this patent, and any material consequences you expect if such claims are invalidated.

Response: In response to the Staff’s comment, the Company will revise its disclosure on pages 32-33 and 118-119 of the Registration Statement. The revised disclosure that the Company intends to include in Amendment No. 1 in response to the Staff’s comment is set forth in Exhibit B hereto, with underlined text to show disclosure to be added and strikethroughs to show disclosure to be removed.

Securities and Exchange Commission

Division of Corporation Finance

July 3, 2018

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6982 or e-mail at lia.dermarderosian@wilmerhale.com. Thank you for your assistance.

Very truly yours,

/s/ Lia Der Marderosian

Lia Der Marderosian

cc:	Steven D. Singer, Wilmer Cutler Pickering Hale and Dorr LLP

Jigar Raythatha, Constellation Pharmaceuticals, Inc.

Securities and Exchange Commission

Division of Corporation Finance

July 3, 2018

Exhibit A

We previously evaluated CPI-0610 in three Phase 1 clinical trials in an aggregate of 138 patients with hematological malignancies. The primary endpoint of each trial was to establish the safety of CPI-0610 as a single agent by evaluating the frequency of dose-limiting toxicities associated with treatment with CPI-0610 for 21 days. In one of these Phase 1 trials, in which we treated patients with lymphoma, we identified the maximum tolerated dose and determined the dose-limiting toxicity to be thrombocytopenia, a condition characterized by low platelet counts in the blood, which was reported in 32% of the patients treated in all three trials. One case of thrombocytopenia was determined to be a treatment-related serious adverse event. There were 29 treatment-related serious adverse events in the three trials, ~~with the most frequent being~~ consisting of diarrhea (five cases), ~~and~~ vomiting (two cases), hypertension (two cases), ~~and~~ pleuritic pain (two cases) and one case each of abdominal pain, abnormal liver function test, adrenal hemorrhage, adrenal insufficiency, chills, colitis, confusion, dehydration, fatigue, febrile neutropenia, genital herpes, hyponatremia, hypotension, increase in blood creatine, lung infection, mania, nausea and thrombocytopenia.

Pages 113-114

Phase 1 Clinical Trial. We evaluated CPI-0610 in three Phase 1 clinical trials in an aggregate of 138 patients with hematological malignancies. We treated 64 patients with lymphoma, 44 patients with acute myelogenous leukemia and myelodysplastic syndromes and 30 patients with multiple myeloma. In each trial, we evaluated CPI-0610 administered daily for two weeks followed by one week with no treatment. CPI-0610 was well tolerated in each trial.

The primary endpoint of each trial was to establish the safety of CPI-0610 as a single agent by evaluating the frequency of dose-limiting toxicities associated with treatment with CPI-0610 for 21 days. In our trial in patients with lymphoma, we determined 225 mg of CPI-0610 once daily to be the maximum tolerated dose with the dose-limiting toxicity being thrombocytopenia, which is an on-target toxicity associated with BET inhibitors. Thrombocytopenia was reported in 32% of the patients treated in all three trials. The platelet numbers recovered in most patients who experienced thrombocytopenia after one week off treatment of CPI-0610. One case of thrombocytopenia was determined to be a treatment-related serious adverse event. There were 29 treatment-related serious adverse events in the three trials, ~~with the most frequent being~~ consisting of diarrhea (five cases), ~~and~~ vomiting (two cases), hypertension (two cases), ~~and~~ pleuritic pain (two cases) and one case each of abdominal pain, abnormal liver function test, adrenal hemorrhage, adrenal insufficiency, chills, colitis, confusion, dehydration, fatigue, febrile neutropenia, genital herpes, hyponatremia, hypotension, increase in blood creatine, lung infection, mania, nausea and thrombocytopenia. The most frequent reported treatment-related adverse events included nausea, fatigue, decreased appetite, diarrhea, vomiting, dysgeusia and anemia.

Securities and Exchange Commission

Division of Corporation Finance

July 3, 2018

Exhibit B

Pages 32-33

The patent position of pharmaceutical and biotechnology companies generally is highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation. In addition, the scope of patent protection outside of the United States is uncertain and laws of foreign countries may not protect our rights to the same extent as the laws of the United States. For example, European patent law restricts the patentability of methods of treatment of the human body more than United States law does. With respect to both owned and in-licensed patent rights, we cannot predict whether the patent applications we and our licensors are currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient protection from competitors. In addition, publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not published at all. Therefore, neither we nor our licensors can know with certainty whether either we or our licensors were the first to make the inventions claimed in the patents and patent applications we own or in-license now or in the future, or that either we or our licensors were the first to file for patent protection of such inventions. ~~For example, we are aware of prior art that may invalidate certain claims of one of our U.S. patents covering CPI-1205.~~ As a result, the issuance, scope, validity, enforceability and commercial value of our owned and in-licensed patent rights are highly uncertain. For example, with respect to CPI-1205, we own three issued U.S. composition of matter patents that contain claims covering CPI-1205 specifically and generically. We are aware of prior art that may invalidate some but not all of the generic claims included in one of the composition of matter patents. While we believe that the specific claims, and the other generic claims, contained in our issued U.S. composition of matter patents provide protection for the composition of matter of CPI-1205 and are not implicated by such prior art, third parties may nevertheless challenge such claims and if such specific claims, or any such other generic claims on which we may rely, are invalidated or rendered unenforceable for any reason, we will lose valuable intellectual property rights and our ability to prevent others from competing with us would be impaired.

Moreover, our owned and in-licensed pending and future patent applications may not result in patents being issued which protect our technology and product candidates, in whole or in part, or which effectively prevent others from commercializing competitive technologies and products. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents and our ability to obtain, protect, maintain, defend and enforce our patent rights, narrow the scope of our patent protection and, more generally, could affect the value or narrow the scope of our patent rights.

Securities and Exchange Commission

Division of Corporation Finance

July 3, 2018

Pages 118-119

The intellectual property portfolio for our CPI-1205 program includes patents and applications directed to compositions of matter generically and specifically covering CPI-1205 and related EZH2 inhibitors, as well as to methods for using and making these novel compositions. As of May 25, 2018, we owned five issued or allowed U.S. patents, two issued or allowed European Patent Office patents, four U.S. pending non-provisional patent applications, one pending U.S. reissue application, approximately 72 foreign patents and patent applications in a number of other jurisdictions, one pending PCT application, and two U.S. provisional patent applications relating to our CPI-1205 program. The U.S. or ex-U.S. issued patents or patents issuing from these pending applications, if any, for our CPI-1205 program are projected to have statutory expiration dates between February 2033 to January 2038, excluding any additional term for patent term adjustments or patent term extensions. Of our owned U.S. patents, three are issued U.S. composition of matter patents that contain claims covering CPI-1205 specifically and generically. We are aware of prior art that may invalidate some but not all of the generic claims included in one of the composition of matter patents. While we believe that the specific claims, and the other generic claims, contained in our issued U.S. composition of matter patents provide protection for the composition of matter of CPI-1205 and are not implicated by such prior art, third parties may nevertheless challenge such claims and if such specific claims, or any such other generic claims on which we may rely, are invalidated or rendered unenforceable for any reason, we will lose valuable intellectual property rights and our ability to prevent others from competing with us would be impaired.